Exhibit 22.1

List of Guarantor Subsidiaries

The following subsidiaries of Lennox International Inc. (the “Company”) are guarantors with respect to the Company’s (1) 1.70% Notes due 2027 and (2) 5.50% Notes due 2028:

Guarantor	State or Other Jurisdiction of Formation
Advanced Distributor Products LLC	Delaware
Allied Air Enterprises LLC	Delaware
Heatcraft Inc.	Delaware
Heatcraft Refrigeration Products LLC	Delaware
Heatcraft Technologies Inc.	Delaware
Lennox Global LLC	Delaware
Lennox Industries Inc.	Delaware
Lennox National Account Services Inc.	California
Lennox National Account Services, LLC	Florida
Lennox Procurement Company Inc.	Delaware
Lennox Services, LLC	Delaware
LGL Europe Holding Co.	Delaware